UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
         Washington, DC 20549

             FORM N-17f-2

Certificate of Accounting or Securities and Similar
     Investments in the Custody of
    Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.   Investment Company Act File Number:
     Date examinations completed:

     811-21694
     March 23, 2015

2.   State Identification Number:

     AL        AK        AZ        AR
               CA        CO
     CT        DE        DC        FL
               GA        HI
     ID        IL        IN        IA
               KS        KY
     LA        ME        MD        MA
               MI        MN
     MS        MO        MI        NE
               NV        NH
     NJ        NM        NY        NC
               ND        OH
     OK        OR        PA        RI
               SC        SD
     TN        TX        UT        VT
               VA        WA
     WV        WI        WY
     PUERTO RICO
     Other (specify):

3. Exact name of investment company as specified in registration statement:

     Mellon Optima L/S Strategy Fund, LLC

4. Address of principal executive office: (number, street, city, state, zip code):

BNY Mellon Financial Center, One Boston
Place, Boston, Massachusetts 02108

INSTRUCTIONS

The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule
17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

    THIS FORM MUST BE GIVEN TO YOUR
     INDEPENDENT PUBLIC ACCOUNTANT



Report of Independent Registered Public Accounting Firm


To the Board of Directors and Members of Mellon Optima L/S Strategy Fund, LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that Mellon Optima L/S Strategy
Fund, LLC (the "Fund") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of
December 31, 2014. Management is responsible for the Fund's compliance with those requirements.
Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2014 and with respect to agreement of investment fund contributions and redemptions, for the period from November 30, 2014
(the date of our last examination), through December 31, 2014:

Confirmation of all investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members and respective custodians as of December 31, 2014 without prior notice to management;

Reconciliation of all such investment fund positions to the books and records of the Fund;

Agreement of pending investment fund contributions and redemptions since our last report from the books and records of the Fund to confirmations or other alternative procedures.

Agreement of investment fund contributions and redemptions since our last report from the books and records of the Fund to confirmations.

We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Mellon Optima L/S Strategy Fund, LLC complied with the requirements of subsections (b) and
(c) of rule 17f-2 of the Act as of
December 31, 2014, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and Members of Mellon Optima L/S Strategy Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                       /s/ERNST & YOUNG LLP


New York, New York
March 23, 2015



Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

March 23, 2015

We, as members of management Mellon Optima L/S
Strategy Fund, LLC (the "Fund"), are responsible for complying with the requirements of subsections
(b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act").
We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of rule 17f-2 as of December 31, 2014 and from November 30, 2014 through December 31, 2014.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections
(b) and (c) of rule 17f-2 of the Act as of December 31, 2014 and from November 30, 2014 through
December 31, 2014, with respect to securities reflected in the investment account of the Fund.


Mellon Optima L/S Strategy Fund, LLC



By:

/s/ DAVID K. MOSSMAN

David K. Mossman
President and CEO


/s/ JENNIFER L. CARNES

Jennifer L. Carnes
Vice President, Treasurer and CFO